UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): April 22, 2014

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On April 22, 2014, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended March 31, 2014 and the declaration of a dividend. The text of the member letter is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets; economic conditions (including effects on, among other things, mortgage-backed securities); changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity stock); the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining that its financial condition is sound enough to support such repurchases and redemptions; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Member letter dated April 22, 2014

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: April 22, 2014

By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer

Exhibit 99.1

April 22, 2014

To Our Members:

The Federal Home Loan Bank of Chicago (FHLBC) expects to report net income of $81 million for the first quarter of 2014 when we file our Form 10-Q with the Securities and Exchange Commission next month. As a result of our continued strong results, retained earnings grew to more than $2.1 billion at March 31, 2014. This achievement allows us to continue to pursue our two strategic goals at full speed:

1. **Build the member-focused Bank.** We continue to focus on conducting a meaningful dialogue with you about your business with the goal of innovating and then delivering excellent products and services to you. We have been gratified with the response to our efforts to enhance the value proposition of membership in the Bank. Look for stories that illustrate this approach using the "Vision & Value" theme in our upcoming annual report.
2. **Build the Mortgage Partnership Finance® (MPF®) Program platform** to support community lenders in Illinois and Wisconsin, and across the U.S. to provide them with access to the secondary mortgage market and a growing array of outlets for the loans they originate.

One way we are innovating is by pursuing a fundamentally different economic model for a Home Loan Bank-one that, we believe, provides outstanding value to you. Our strong and growing retained earnings allow us to be available during all economic scenarios to support your short-term financing needs. Secondly, the retained earnings acts as a layer of protection for your stock investment in the Bank to protect its value and maintain its liquidity while paying a reasonable dividend. Finally but importantly, this new approach allows us to provide you with greater leverage to borrow from the Bank. The successful Reduced Capitalization Advance Program, which we offered for the first time during the fourth quarter of 2013, is an excellent example of how this works. We will be exploring other ways to enhance the value of membership as our retained earnings continue to grow.

First Quarter 2014 Dividend
The Board of Directors of the FHLBC has declared a cash dividend for both the average activity-based capital stock (Class B1) and average membership-based capital stock (Class B2), based on the Bank's preliminary financial results for the first quarter of 2014.

The dividend declared per share of Class B1 activity stock is at an annualized rate of 1.50%. The dividend declared per share of Class B2 membership stock is at an annualized rate of 0.50%. The actual effective combined dividend rate on the total stock held by each member will depend on its level of activity with the FHLBC during the first quarter and the relative number of shares of membership and activity stock. The dividend will be paid by crediting your account on May 15, 2014.

Summer Management Conference: August 7-8
We hope attending the FHLBC management conference has become your new summer tradition and that this year is no exception. Please plan to join us on August 7-8 in Chicago to learn from these distinguished speakers:

- Gen. Colin Powell, USA (Ret.), Secretary of State (2001-2005)
- Joseph F. Coughlin, Ph.D., Director of Massachusetts Institute of Technology AgeLab
- Marci Rossell, Economist and Senior Economic Advisor to Delphin Investments
- Dr. Michael Stegman, Counselor to the Secretary for Housing Finance Policy, Department of the Treasury

Look for the invitation to the FHLBC management conference in the near future.

First Quarter 2014 Financial Highlights
The results discussed here are preliminary and unaudited. Please refer to the attached Condensed Statements of Income and Statements of Condition. We expect to file our first quarter 2014 Form 10-Q with the Securities and Exchange Commission next month. You will be able to access it on our website, www.fhlbc.com or through the SEC's reporting website, http://www.sec.gov/edgar/searchedgar/companysearch.html.

- We recorded **net income** of $81 million for the first quarter of 2014, up slightly from $80 million in the first quarter of 2013.
- We recognized a decline in **interest expense** during the first quarter of 2014 compared to the first quarter of 2013, due in large part to our fourth quarter repurchase and extinguishment of certain higher-cost debt.
- Losses on **derivatives and hedging activities** were $14 million in the first quarter of 2014 compared to gains of $2 million during the first quarter of 2013 as hedging costs returned to more normal levels.
- **Total assets** increased $3.2 billion during the first quarter of 2014, to $72.0 billion at March 31, 2014.
- We reached $2.1 billion in retained earnings at March 31, 2014.
- We remained in compliance with all of our regulatory capital requirements.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago. It is an honor to serve you, and we are grateful that we have achieved a position of financial strength that affords us the ability to focus on helping our members achieve success for their businesses and their communities.

Best regards,

Matt Feldman
President and CEO

This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity-based capital stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. The financial results discussed in this letter are preliminary and unaudited. "Mortgage Partnership Finance," "MPF," "MPF Xtra," and "Downpayment Plus" are registered trademarks of the Federal Home Loan Bank of Chicago.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	March 31, 2014		December 31, 2013	Change
Cash and due from banks	$	726	$ 971	(25)%
Federal Funds sold, securities purchased under agreement to resell, and deposits		9,844	5,050	95 %
Investment securities		31,570	31,352	1 %
Advances		22,372	23,489	(5)%
MPF Loans held in portfolio, net		7,294	7,695	(5)%
Other		233	240	(3)%
Total assets	$	72,039	$ 68,797	5 %
Consolidated obligation discount notes	$	26,889	$ 31,089	(14)%
Consolidated obligation bonds		39,183	31,987	22 %
Subordinated notes		944	944	— %
Other		1,053	1,012	4 %
Total liabilities		68,069	65,032	5 %
Capital stock		1,705	1,670	2 %
Retained earnings		2,107	2,028	4 %
Accumulated other comprehensive income		158	67	136 %
Total capital		3,970	3,765	5 %
Total liabilities and capital	$	72,039	$ 68,797	5 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the three months ended March 31,			
	2014		2013	Change
Interest income	$	355	$ 403	(12)%
Interest expense		(228)	(290)	(21)%
Provision for credit losses		3	—	— %
Net interest income		130	113	15 %
Non-interest gain (loss)		(10)	1	(1,100)%
Other non-interest expense		(30)	(25)	20 %
Assessments		(9)	(9)	— %
Net income	$	81	$ 80	1 %
Net yield on interest-earning assets		0.74%	0.67%	0.07 %